Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

RANDGOLD WELCOMES MALI SETTLEMENT

Production guidance maintained

Bamako, Mali, 9 April 2012 - Randgold Resources today welcomed the announcement of a political settlement brokered in Mali by its West African neighbours and said the disruptions which followed last month’s military coup had not materially affected its gold production in that country.

Over the weekend the military junta announced that it had agreed to reinstate the constitution, in terms of which the president of the national assembly will act as head of state and oversee the appointment of an interim prime minister to manage the country’s return to democratic rule. As part of the settlement agreement, president Amadou Toumani Toure has formally resigned as head of state. The appointment of the interim prime minister will be by consensus and involve civil society and political parties. In return, Mali’s ECOWAS neighbours have lifted the sanctions they had imposed and committed to actively support the restoration of stability in Mali.

Randgold chief executive Mark Bristow said the announced resolution of the political crisis had strengthened the company’s confidence in the political maturity of the West African region and its ability to settle conflict situations without external involvement. Randgold owns and operates the Loulo/Gounkoto mine complex in Mali and also operates Morila, a joint venture with AngloGold Ashanti.

“During this period these operations continued to operate without any material disruption and the fact that they still have sufficient supplies of fuel and other consumables on hand is a tribute to our partnership and in-country management philosophy. Our production guidance for 2012 remains unchanged, although we have not completed our assessment of the impact this situation has had on costs. We will monitor the implementation of the political settlement by the relevant parties, and give the market a full update when we report our first quarter results on 3 May,” he said.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 / +223 66 75 01 22	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgoldresources@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2011 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 30 March 2012. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.